EXHIBIT 99.1

               Not for release in the Australia, Canada or Japan


                              FOR IMMEDIATE RELEASE


      Investors:                                      Media:
      Emer Reynolds                                   Anita Kawatra
      Ph:  353-1-709-4000                             Ph:  212-407-5755
           800-252-3526                                    800-252-3526



      ELAN PRICES OFFERINGS OF 35 MILLION ORDINARY SHARES AND $400 MILLION
         IN AGGREGATE PRINCIPAL AMOUNT OF GUARANTEED CONVERTIBLE NOTES

DUBLIN, IRELAND, OCTOBER 30, 2003 - Elan Corporation, plc (NYSE: ELN) ("Elan") announced that it has today priced its offerings of 35 million Ordinary Shares ("Shares") and $400 million in aggregate principal amount of Guaranteed Convertible Notes due 2008 (the "Convertible Notes"). The size of the Convertible Note offering was increased from $250 million to $400 million in aggregate principal amount of Convertible Notes. The offerings were made outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act").

The Shares were priced at $4.95 per Share. Payment for and settlement of the Shares is expected to occur on November 5, 2003. Deposit of Shares against delivery of American Depositary Shares ("ADSs") representing Shares will be subject to certain restrictions during the 40-day period following the closing of the Share offering.

The Convertible Notes, which were offered by Elan Capital Corp., Ltd, ("ECC"), a wholly owned subsidiary of Elan, and will be guaranteed by Elan, were priced at par and will pay a coupon of 6.5% per annum, payable semi-annually in arrears. The Convertible Notes will initially be convertible into an aggregate of approximately 54 million Shares or, at the option of the holders of the Convertible Notes, ADSs. The conversion premium was set at $7.42. The conversion prices will be subject to adjustment from time to time upon the occurrence of certain events. Elan has granted the lead manager the right to purchase up to an additional $60 million in aggregate principal amount of Convertible Notes to cover over-allotments, if any, in connection with the Convertible Note offering. Payment for and settlement of the Convertible Notes is expected to occur on November 11, 2003. The closing of the Convertible Note offering is conditional upon the sale of not less than 30 million Shares in the Share offering.

The aggregate gross proceeds of the offerings are expected to be approximately $573.3 million (before deducting commissions and concessions and the expenses of the offerings and without giving effect to any exercise of the lead manager's over-allotment option). The net proceeds of the offerings will be used by Elan's subsidiary, Elan Finance Corporation, Ltd., to repurchase outstanding Liquid Yield Option Notes due 2018 ("LYONs"), including LYONs tendered for purchase at the option of the holders thereof as of December 14, 2003 pursuant to the indenture under which the LYONs were issued. Excess proceeds are expected to be used by Elan and its subsidiaries for general corporate purposes.

The Shares, the Convertible Notes, the guarantee of the Convertible Notes and the shares to be issued upon conversion of the Convertible Notes have not been and will not be registered under the Securities Act and, unless so registered, may not be offered, sold or distributed within the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This release does not constitute an offer to sell or the solicitation of an offer to buy any Shares or Convertible Notes.

In the United Kingdom, this announcement, in so far as it constitutes an invitation or inducement to participate in the offering, is directed exclusively at persons who fall within article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This announcement, in so far as it constitutes an invitation or inducement to participate in the offering, must not be acted on or relied on by persons who are not relevant persons. The securities referred to in this announcement will be issued only to relevant persons. Stabilisation/FSA.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan shares trade on the New York, London and Irish Stock Exchanges.
This document contains forward-looking statements about Elan's intentions with respect to the contemplated offerings and the other transactions described above. You can identify these statements by the fact that they use words such as "expect", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future events. Among the factors that could cause actual results to differ materially from those described herein are the following: the risk that Elan fails to satisfy conditions to the effectiveness of waivers required to complete the Convertible Note offering, including the completion of the sale of at least 30 million Shares in the concurrent ordinary share offering; the risk that the other customary conditions to the completion of the offerings are not satisfied, including those set forth in the purchase agreement among Elan, ECC. and the lead manager; the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the outcome of the ongoing SEC investigation and shareholder litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.